Filed by Triarc Companies, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: Wendy’s International, Inc.

Commission File No: 1-08116/

Triarc Companies, Inc.

Commission File No: 1-2207

Wendy’s/Triarc Merger

QUESTIONS AND ANSWERS

On August 23, 2008, the following questions and answers were posted on Wendy’s/Arby’s integration intranet site, accessible by all of Wendy’s and Triarc’s employees and are intended to update the questions and answers previously posted on Wendy’s internal portal on May 1, 2008, June 3, 2008 and July 9, 2008.

The answers to many of these questions are discussed in more detail in previous public announcements with respect to the merger agreement between Triarc and Wendy’s, the joint proxy statement /prospectus included in the Registration Statement on Form S-4 (Registration No. 333-151336) that Triarc has filed with the Securities and Exchange Commission (SEC) and which was declared effective on August 15, 2008, as well as other documents that have been and will be filed with the SEC. (The following discussion is not complete and is qualified in its entirety by the joint proxy statement/prospectus and the merger agreement which is included as Annex A thereto.)

Q&A Table of Contents

Wendy's Board of Directors’ Decision

Wendy's Management Changes

Terms of the Transaction/Special Meeting

Organizational/Employee Specific Questions

About Wendy's

About Arby’s

Wendy's Board of Directors’ Decision

Why did the Board select Triarc?

After a 12-month comprehensive review of strategic alternatives for Wendy’s, a special committee of the board recommended, and the full board concluded, that this transaction was in the best interests of all Wendy’s shareholders and other stakeholders.

Who is Triarc? How can we learn more about the firm?

Triarc Companies, Inc. is a holding company and, through its subsidiaries, the franchisor of the Arby's® restaurant system. There are about 3,700 Arby’s restaurants primarily in the U.S., including more than 1,100 company owned stores. According to Nation's Restaurant News, Arby's is the 12th largest QSR chain overall. For more information, please visit Triarc’s website at http://www.triarc.com.

Were there other interested bidders?

Details on the special committee process, including alternatives and other proposals considered by the Special Committee, are set forth in the joint proxy statement/prospectus that was filed with the SEC on August 20, 2008.

Is the transaction conditional?

Wendy’s and Triarc have executed a binding definitive agreement. The transaction is subject to the approval of Triarc and Wendy’s shareholders and other customary closing conditions. The transaction is expected to close in the second half of 2008.

Was there a premium placed on this transaction, and if so, how much?

The deal was valued by Wendy’s Board at $30.09 per share (4.25 x Triarc’s 30-day trading average of $7.08), and was a 26.7% premium over Wendy’s $25.32 closing price on April 23, 2008.

Why did Wendy’s Board decide to sell the Company? Why couldn’t we remain an independent company?

The Board has a responsibility to make decisions that are in the best interests of the Company and its shareholders in addition to other stakeholders. As stated in the press release announcing the transaction and the joint proxy statement/prospectus the merger with Triarc represents a superior value to what the Board anticipates our company would have generated as an independent company.

Wendy's Management Changes

Is Kerrii Anderson still President and CEO?

Kerrii is committed to remain in place as CEO and President until the merger is completed.

What about the rest of Wendy’s senior executive team?

Wendy’s senior executive team will remain in place through the merger. They will also work with Roland Smith and his team during the transition to develop plans and strategies following the merger. On July 25, 2008, Triarc announced that following the closing of the merger J. David Karam will become the President of Wendy’s, Stephen D. Farrar will become the Chief Operating Officer of Wendy’s and Ken C. Calwell will become the Chief Marketing Officer of Wendy’s.

What will Kerrii and the management team do during this interim period before the transaction is closed?

They will continue implementing the Company’s strategic business plan, focused on growing sales and profits in every Wendy’s restaurant. They also are committed to a smooth transition to Roland’s leadership team.

What are the terms of Kerrii’s severance package?

Information regarding Kerrii’s severance agreement is available in the joint proxy statement/prospectus that is filed with the SEC.

Do other executive officers have employment agreements?

Certain executive officers do. They were entered into prior to 2008, and they include provisions upon a change of control in the Company. These arrangements are described in the joint proxy statement/prospectus.

What are you doing to keep key employees during the transition?

On May 16, 2008, Kerrii and Karen Ickes sent a memo to all Company employees describing the Stay Program, enhancing Wendy’s existing severance policy for employees who stay with the Company during the integration process. The new policy will remain in effect through 2009. Details are posted on WeNet.

Why is Roland Smith the right person to lead Wendy’s?

He is an experienced business leader who has led the rejuvenation of several companies, including Arby’s Restaurant Group, where he has served as CEO since April 2006. He also successfully led the operational turnarounds and financial restructurings at both American Golf Corporation and AMF Bowling Worldwide. A graduate of the U.S. Military Academy at West Point, Mr. Smith also has held management positions at KFC International, Schering-Plough, Pepsi Cola International and Proctor & Gamble. Roland has stated that he and his wife plan to acquire a home in the Columbus area.

What are Roland Smith’s priorities for Wendy’s?

We anticipate Roland will lay out his plans at the appropriate time. He held a conference call with the investment community on April 30, 2008. The webcast is posted at www.Triarc.com under the investor relations section.

Has Roland Smith identified in what areas Wendy’s needs improvement?

Roland has outlined a process that begins with listening to employees and franchisees to discover best practices and opportunities for improvement. He has already spent some time with several franchisee leaders as well as the Company leadership team.

On a conference call with analysts on April 30, 2008, Roland identified three priorities:

1.	Re-energize the Wendy’s brand
2.	Improve store operations and margins at Wendy’s company-owned stores
3.	Achieve corporate structure efficiencies and reduce expenses

What does Triarc see as future growth opportunities?

Roland has stated the merger will create opportunities greater than either brand can achieve alone. The goal is to create two world class autonomous and independent brand teams and a consolidated Support Center to provide shared services to those teams.

One of the priorities of the integration process is to identify strategic growth opportunities, including but not limited to three areas that Roland mentioned on the April 30th call:

1.	Daypart expansion at both brands, including breakfast, snacks and late night
2.	Domestic new unit development, particularly at Arby’s
3.	International expansion for both brands

Is Roland Smith available for meetings with Wendy’s employees and franchisees to discuss his vision and priorities?

Roland has met with the leaders of WNAP, FAC and WCAP, as well as some of Wendy’s largest franchisees, and met with corporate employees on May 1, 2008. He also sent a letter to the system on May 9th. He met with the three franchisee committees in a private session in Dublin on June 4th, and with the region SVPs in early July.

Will Nelson Peltz be the chairman of Triarc after the merger?

Jim Pickett will continue to be Wendy’s chairman until the closing of the transaction. Wendy’s board continues to have the fiduciary responsibility to oversee the Company. As for the next chairman of Triarc, a decision will be made by their Board of Directors.

Will Wendy’s be represented on Triarc’s Board of Directors?

The agreement states that after the merger two members of the Triarc Board will be designated by Wendy’s.

What happens to Wendy’s Board of Directors?

Upon completion of the merger, the new board will lead the organization.

Terms of the Transaction/Special Meeting

Can you explain in simple terms what Wendy’s shareholders will receive?

The merger is an all-stock transaction in which Wendy’s shareholders will receive a fixed ratio of

4.25 shares of Triarc shares for each share of Wendy’s common stock they own.

For example, if you own 100 shares of Wendy’s stock when the merger is completed and Triarc stock is valued at $8 at the time, the value would be: 100 Wendy’s shares x 4.25 = 425 Triarc shares x $8 = $3,400. Of course, the value will vary, up and down, as Triarc’s stock price varies.

What type of shares will Wendy shareholders receive?

In the merger, Wendy’s shareholders will receive 4.25 shares of Triarc’s Class A Common Stock for each Wendy’s share they own. In addition, under the terms of the agreement, Triarc stockholders will be asked to approve an amendment to Triarc’s charter that will result in a post-merger company with a single class of common stock, which will eliminate the existing dual-class structure. The future combined company will have one class of stock and is expected to trade under the NYSE symbol “WEN”.

When will the transaction be completed?

We expect the merger to be consummated after shareholders of both public companies (Wendy’s and Triarc) cast their vote at their respective meetings on September 15, 2008, and after all other conditions to the closing are met, which is expected to occur in the second half of 2008.

What other approvals are needed in addition to shareholder approval?

The transaction requires the expiration or termination of the waiting period under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act (which occurred on May 28, 2008), and other customary closing conditions.

When and where will the special meeting of shareholders to approve the transaction take place?

The Wendy’s meeting will be held on September 15, 2008, at 11 AM local time, at Wendy’s Corporate Headquarters, One Dave Thomas Boulevard (4288 West Dublin-Granville Road), Dublin, OH 43017.

The Triarc annual meeting will be held on September 15, 2008, at 11 AM local time, at The Waldorf-Astoria Hotel, 301 Park Avenue, New York, New York 10022.

What is the level of shareholder approval required?

As described more fully in the joint proxy statement/prospectus, majority votes of shareholders of both companies as of the record date are required to approve the merger and related matters.

Organizational/Employee Specific Questions

Will Wendy’s be incorporated into the name of the new company?

The proposed name of the combined Company is Wendy’s/Arby’s Group, Inc.

Will Wendy’s continue to pay quarterly dividends?

Wendy’s plans to continue to pay its customary quarterly dividend until the completion of the merger. Future dividend policy for the combined company will be decided by the new Board of Directors.

What other corporate organizational changes can we expect to see?

That will be up to Roland Smith and the board of the merged companies. In the meantime, our executive leadership teams will be working with Roland to facilitate a smooth transition.

Are there going to be any layoffs as a result of this announcement?

Triarc has stated that the Wendy’s and Arby’s Brands will operate autonomously, with headquarters in Dublin and Atlanta, respectively. There will be a consolidated support center based in Atlanta that will oversee all public company responsibilities as well as other central service functions. How that support center will be staffed and what functions will be included have not been determined as yet.

While no decisions have been made, as is typical in mergers, there will be an elimination of duplicate corporate functions and a streamlining of support services.

Will there be a hiring freeze?

No. Approved and open positions can be filled pending normal approvals by supervisors and senior management.

What corporate functions will move to Atlanta?

As Roland indicated in the meeting with corporate employees, he will be working with the senior leaders of both companies to create two autonomous brands supported by a Support Center in Atlanta. While it’s too early to list specific job functions moving to Atlanta, the goal is to create a lean, efficient and competitive company of top performers. An objective evaluation of performance, integrity and fairness will be the guiding principles in reaching these decisions.

Is it true that Triarc does not own the building or land for their office in Atlanta? If it is true, why would the consolidated Support Center be located in Atlanta instead of in Dublin since Wendy's owns the Corporate building and land?

The consolidated Support Center will be located in Atlanta because that is where Triarc is headquartered. Triarc has a long-term lease with additional space available for expansion.

A recent Atlanta Business Chronicle news article speculated that Triarc is scouting buildings in Atlanta for up to 250,000 square feet of offices to house about 1,000 employees, according to real estate brokers. What does this mean?

The Atlanta Business Chronicle article was based on speculation, and Triarc does not comment on speculation. That said, Triarc will likely remain in its current building where there are several additional floors available for expansion. We will share details when we have more specifics, but as we’ve said all along, the Wendy’s brand will remain in Dublin, the Arby’s brand will stay in Atlanta, along with a consolidated support center.

In Roland's remarks to Wendy's corporate employees, he said Wendy's headquarters would remain in Dublin; while in his letter to the Wendy's system, he said the HQ would remain "in the Columbus, Ohio area"? Which is true?

Roland’s letter reflects the exact wording of the Merger Agreement. As Roland stated in the meeting with corporate employees, there is no plan to move our headquarters from its current location in Dublin.

At any time during this transaction, would Wendy’s employees be given the opportunity to relocate to Atlanta?

Yes, as Roland indicated at the Wendy's corporate employees meeting, he will work with the Wendy’s leadership team to develop an organization of top performers. Included in that plan will be opportunities for people to fill positions in Atlanta based on their performance and their willingness to move.

How does Wendy's handle requests from Triarc or Arby’s for information or materials?

A process for handling requests from Triarc or Arby’s will be developed and shared with you soon. Wendy’s central point of contact is John Barker, SVP of Corporate Affairs. If you are asked to provide any information to Triarc or Arby’s employees, you should contact John.

What happens to various Wendy’s employees benefit plans?

The merger agreement provides that from the closing of the merger until the end of 2008 Triarc will maintain existing employee benefits as they were immediately prior to the closing, excluding equity plan benefits (which, as indicated below, have already been approved for 2008) and extended health care coverage other than pursuant to COBRA. This would include Wendy’s retirement plans. Wendy’s will continue with termination of the U.S. Pension Plan as we had intended.

For 2009, the merger agreement provides that Triarc will provide benefits that, in the aggregate, are not less favorable than the employee benefits (excluding extended health care coverage other than pursuant to COBRA) provided to Wendy’s employees immediately prior to the closing. We do not presently know the details of what Triarc plans to do with benefits in 2009.

Each Wendy’s employee shall be credited with his or her years of service with Wendy’s under the corresponding employee benefit plans of Triarc. In addition, each Wendy’s employee shall be immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage is comparable to the previous Wendy’s benefit plans, including medical, dental, pharmaceutical and/or vision benefits. As part of the agreement, with respect to medical, dental, pharmaceutical and/or vision benefits, Triarc will waive all pre-existing condition exclusions and actively-at-work requirements for each former Wendy’s employee and his or her covered dependents, unless such conditions would not have been waived under the comparable old plans of Wendy’s. There are also provisions that cover the handling of deductible, coinsurance and maximum out-of-pocket requirements during the period of transition from the old Wendy's plans to new Triarc plans.

What about Wendy's stock options?

Once the merger is completed, all Wendy's stock options (other than the annual MSIP grant awarded to employees on May 1, 2008 which are discussed below) will become fully vested. They will be converted to stock options for Triarc, using the same 4.25 multiplier and rounded down to the nearest whole share. The expiration date will remain the same (e.g., 100 Wendy's stock options @ $20/ share expiring 2010 will automatically convert to 425 Triarc stock options expiring 2010). The exercise price for the new Triarc options will be the exercise price of the Wendy's stock option divided by 4.25 and rounded up to the nearest whole penny (in this example, $20 divided by 4.25 = $4.71/ share).

What about Wendy's Restricted Stock Units?

Once the merger is completed, all Wendy's Restricted Stock Units will become fully vested. They will be converted into restricted units of Triarc Class A Common Stock, using the same 4.25 multiplier. The Wendy's default method of selling a portion of the restricted stock units to cover applicable taxes shall remain in effect.

What about Wendy's Performance Units?

All performance units become vested as if all performance objectives had been satisfied at the highest level by the Company and the grantee, and will be settled in cash within 30 days after the closing date based on the fair market value (as defined in the Wendy’s 2007 Stock Incentive Plan) of Wendy’s common shares at the time of the merger.

Will the combined company still offer a Dividend Reinvestment Plan?

As Roland indicated in his message to the Wendy’s family, Triarc intends to look at the benefits of Triarc and Wendy's, and let the best idea win. But, at this point in time, it is simply too early to give a definitive answer about any particular benefit or program, including the DRP.

What about Wendy's annual MSIP equity award for 2008?

The 2008 annual grant was approved by the Compensation Committee of Wendy’s Board of Directors (April meeting). The 2008 annual MSIP award for employees was made entirely in options and the vesting of these options will not accelerate on completion of the merger, except for options that accelerate under the terms of previously-existing key executive agreements between Wendy’s and certain officers.

Once the merger is completed, the annual MSIP grant awarded to employees on May 1, 2008 will be converted to stock options for Triarc, using the same 4.25 multiplier and rounded down to the nearest whole share. The vesting and expiration dates will remain the same (e.g., 100 Wendy's stock options @ $28.705/ share, vesting 1/3 on 5-1-2009, 1/3 on 5-1-2010 and 1/3 on 5-1-2011 and expiring in 2015 will automatically convert to 425 Triarc stock options vesting and expiring on those same dates). The exercise price for the new Triarc options will be the exercise price of the Wendy's stock option divided by 4.25 and rounded up to the nearest whole penny (in this example, $28.705 divided by 4.25 = $6.76/ share).

What about Wendy's stock held in the Wendy's Profit Sharing and Savings Plan?

The Profit Sharing and Savings Plan will be treated the same as any other shareholder. Once the merger is completed, the Wendy's shares will be converted to Triarc shares, using the same 4.25 multiplier.

Plan participants who are invested in the Wendy’s company stock fund will be contacted by Fidelity (as the Trustee of the Profit Sharing and Savings Plan) to direct Fidelity on the voting of the shares held on their behalf by the Plan. If a participant does not direct Fidelity by returning a proxy card or returns a proxy card but does not instruct Fidelity how to vote, the participant’s shares will be voted in the same proportion as the shares voted by the other participants. As a result, a participant may lose the ability to effect dissenters’ rights as described in the joint proxy statement/prospectus.

What should Wendy's and Arby's employees do while the sale is being completed?

Stay focused on the business and the things they can control.

If Wendy's employees leave before the deal is completed, how does it affect benefits?

Guidelines outlined in Wendy’s Policies and Procedures Manual apply.

Will Wendy’s Severance Policies remain in effect?

Wendy’s severance policy has been enhanced for 2008 (details are posted on WeNet under Wendy’s Stay Program). For 2009, the merger agreement provides that Triarc will provide benefits that, in the aggregate, are not less favorable than the employee benefits (excluding extended health care coverage other than pursuant to COBRA) provided to Wendy’s employees immediately prior to the closing.

One of the strategies for Arby’s has been to acquire franchised restaurants. Do you see this same strategy for Wendy's, or do you see Company restaurants being acquired by franchisees?

The immediate strategic priority will be to improve restaurant level margins on Wendy’s company-owned units. Arby’s buys from and also sells to franchisees from time to time with an overall strategic objective of increasing system-wide unit growth and market penetration.

Are there any provisions in the merger agreement that prevent Company markets from being sold to Franchisees after the closing?

No, and it’s premature to speculate if any markets will be sold.

What about Wendy's entering into long-term contracts with outside vendors?

We want to keep our business moving forward, but you should check with your department head and senior management before entering into long-term contracts. You should also review any projects requiring significant capital expenditures or major changes to your department budgets. He or she, in turn, will consult with the executive leadership team.

Will Wendy’s International Foundation go away?

We hope to maintain Wendy’s Foundation and continue to, in Dave’s words, “give back to the community”.

How about support for the Dave Thomas Foundation for Adoption?

The Wendy’s family, particularly the franchise community, has a long tradition of supporting our signature cause, the Dave Thomas Foundation for Adoption, and we hope to continue this effort. The Foundation is an independent, public charity. Nelson Peltz, Peter May and Ed Garden have announced their intention to give $1 million to DTFA following the closing of the transaction.

What about continuation of the Wendy’s Political Action Committee?

Wendy’s International, Inc. Political Action Committee is a completely voluntary program funded by personal (not corporate) contributions donated by Wendy’s eligible U.S. franchisees and employees. The funds are used for political purposes. We would expect these activities to continue.

Will Wendy’s have a fall Update meeting?

Yes, it is planned for September 22-23, in San Antonio, TX. Registration is posted on WeNet.

What happens to Pasta Pomodoro?

Wendy's owns a 29% interest in Pasta Pomodoro, and it has not yet been determined what will happen with this asset.

Will there be any combination of Arby’s Purchasing Cooperative and Wendy’s Supply Chain?

This is something that will be determined following the successful completion of the merger.

What is the future of the New Bakery?

Roland has emphasized that maintaining Wendy’s heritage for quality is an important part of Triarc’s plan. The Triarc team has acknowledged hearing many positive comments about the New Bakery and is looking forward to working with the bakery team. However, it’s really too soon to provide specifics about the future plans for the New Bakery.

About Wendy's

What percentage of Wendy's system is franchised?

Approximately 79 percent.

How many people work at Wendy's headquarters in Dublin?

Approximately 590 people.

How can I learn more about Wendy's?

More information is available at http://www.wendys.com.

About Arby’s

What percentage of Arby’s system is franchised?

Approximately 70 percent.

How many people work at Arby’s corporate headquarters in Atlanta?

Approximately 400 people.

How can I learn more about Arby’s and Triarc?

More information is available on Triarc’s website at http://www.triarc.com.

Additional Information about the Merger and Where to Find It

Triarc and Wendy’s are mailing a joint proxy statement/prospectus containing information about the proposed merger to their respective stockholders/shareholders. The joint proxy statement/prospectus is included in the Registration Statement on Form S-4 (Registration No. 333-151336) that Triarc filed with the SEC. BEFORE MAKING ANY VOTING DECISION, TRIARC AND WENDY’S URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”. You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings”.

Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders/shareholders in favor of the stockholder/shareholder approvals required in connection with the proposed merger. Information regarding the persons, who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders/shareholders in connection with the stockholders/shareholders approvals required in connection with the proposed merger, is set forth in the joint proxy statement/prospectus. Information about Triarc’s executive officers and directors can be found in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008. You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Form 10-K filed with the SEC on April 28, 2008. Free copies of these documents may be obtained from Triarc and Wendy’s at the website locations described above.

Forward-Looking Statements

This Q&A document contains certain statements that are not historical facts, including, importantly, information concerning possible or assumed future results of operations of Triarc Companies, Inc. and its subsidiaries (collectively “Triarc” or the “Company”), and those statements preceded by, followed by, or that include the words “may,” “believes,” “plans,” “expects,” “anticipates,” or the negation thereof, or similar expressions, that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). All statements that address Triarc’s operating performance; the pending merger transaction between Triarc and Wendy’s; the combined company; expectations with respect to the future financial or business performance, strategies or expectations, synergies, efficiencies, cost savings, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; the timing of the completion of the merger transaction and related transactions; and other events or developments that are expected or anticipated to occur in the future, including statements relating to margin improvement, future free cash flow, daypart expansion, international expansion or statements expressing general optimism about future operating results, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are based on our expectations at the time such statements are made, speak only as of the dates they are made and are susceptible to a number of risks, uncertainties and other factors. Our actual results, performance and achievements may differ materially from any future results, performance or achievements expressed or implied by our forward-looking statements. For all of our forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Reform Act. Many important factors could affect our future results and could cause those results to differ materially from those expressed in, or implied by the forward-looking statements contained herein. Such factors, all of which are difficult or impossible to predict accurately, and many of which are beyond our control, include, but are not limited to, (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Triarc and Wendy’s, including competition from other food service providers; (3) conditions beyond Triarc’s or Wendy’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc’s and/or Wendy’s customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the costs of commodities and/or labor; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Triarc’s and Wendy’s news releases, public statements and/or filings with the SEC, including those identified in the “Risk Factors” sections of Triarc’s and Wendy’s Annual and Quarterly Reports on Forms 10-K and 10-Q. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder/shareholder approvals or the failure of other closing conditions.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements as a result of new information, future events or developments, except as required by federal securities laws. In addition, it is our policy generally not to make any specific projections as to future earnings, and we do not endorse any projections regarding future performance that may be made by third parties.

© 2008 Triarc Companies, Inc.